

















Can't see this email? View in Your Browser

hempitecture®

A lot of big happenings at Hempitecture.

Developing innovative solutions for the construction industry is tough, but it's happening at Hempitecture! We take pride in the changes we're driving, and we'd like to share some of our achievements with you.

📈 🌱 🌎 We've just had our largest month of sales EVER! This is a powerful indicator that the shift towards environmentally friendly construction practices are here to stay.

🚛 Our new warehouse in Belgrade, Montana has come on line! Adding this facility will minimize shipping costs and accelerate delivery times to project sites. By bringing our inventory closer to key markets, we significantly reduce transportation distances and expenses, a benefit we pass directly to you!

PlantPanel

We've soft-launched PlantPanel X and PlantPanel I, a continuous rigid board for exterior/interior use. We are yet another step closer to realizing our vision of unparalleled R-value, building on our high-performance, low-carbon system. Check out PlantPanel in action at the Sacramento Passive House Project.

Sheathing
PlantPanel X (continuous rigid board)
Exterior moisture barrier
Back vented siding system
Interior finish options include drywall or HempBlock
PlantPanel I (continuous rigid board)
Interior air barrier & smart vapor retarder
HempWool batt

Seize a Unique Opportunity

Hempitecture is revolutionizing an entire industry and driving significant positive environmental change. Our innovation is redefining how we think about production and consumption.

Join the 460+ investors and be part of our Equity Round that's shaping the future of building materials.

The opportunity to invest is now.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

NEW YORK STATE OF OPPORTUNITY. | NYSERDA

Backed by the New York State Energy Research and Development Authority, we are approaching the completion of the first phase of our R&D, which encompasses innovations in manufacturing, supply chain procurement, site selection for production, cost analysis, and viability. All metrics are tracking ahead of both schedule and targets!

Stay tuned for more details with our partnership with NYSERDA.

Greentown Go Build WITH SAINT-GOBAIN

GoBuild

Hempitecture will be in Boston May 30th for the conclusion of GoBuild2023, a six-month collaboration between Hempitecture and Saint-Gobain, one of the world's foremost building materials manufacturers. The program is a launching point for potential deeper collaboration between Hempitecture and a strategic industry partner.

Want to join? Register here.
